CUSIP NO. 011448 10 7                                        Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934




                        ALAMOGORDO FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    011448 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Kenneth R. Lehman, Esq.
                      Luse Lehman Gorman Pomerenk & Schick
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015

                                 (202) 274-2000
--------------------------------------------------------------------------------
                (Name, Address, Telephone number of Person Authorized
                        to Receive Notices and Communications)



                                  May 15, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

                           (Continued on following pages)
                                Page 1 of 6 Pages

CUSIP NO. 011448 10 7                                         Page 2 of 6 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AF Mutual Holding Company        EIN: 742840039
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|
                                                                      (b)   |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         PURSUANT TO ITEMS 2(D) OR 2(e)                                     |_|

         Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

         918,000

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         -0-

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

         918,000

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         918,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         72%

14.      TYPE OF REPORTING PERSON

         HC

CUSIP NO. 011448 10 7                                         Page 3 of 6 Pages

Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $0.10 par value per share ("Common Stock"), of Alamogordo Financial Corporation, a Federal stock corporation (the "Issuer"). The address of the Issuer's principal executive office is 500 10th Street, Alamogordo, New Mexico 88311.

Item 2.  Identity and Background
--------------------------------

     This Schedule is filed on behalf of AF Mutual Holding Company, a Federally chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is 500 10th Street, Alamogordo, New Mexico 88311.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and director of the Company ("Insiders"):

     Robert W. Hamilton. Mr. Hamilton has served as a director of Alamogordo Federal since 1958. Mr. Hamilton is a retired funeral director.

     S. Thomas Overstreet. Mr. Overstreet has served as a director of Alamogordo Federal since 1976. Mr. Overstreet is an attorney in the law firm of S. Thomas Overstreet and Associates, P.C.

     Marilyn L. Mott. Ms. Mott has served as a director of Alamogordo Federal since 1980. Ms. Mott is formerly an employee of Alamogordo Federal and retired as a Vice President of Alamogordo Federal in 1989.

     Earl E. Wallin. Mr. Wallin has served as a director of Alamogordo Federal since 1982. Mr. Wallin was formerly employed by Alamogordo Federal as its President and Chief Executive Officer until his retirement December 31, 1991.

     R. Miles Ledgerwood. Mr. Ledgerwood has been employed by Alamogordo Federal since 1983 and has served as its President and Chief Executive Officer and a director since 1992.

     Norma J. Clute. Ms. Clute has been employed by Alamogordo Federal since 1991 and has served as our Vice President and Treasurer since 1993.

     Howard M. Smith. Mr. Smith has been employed by Alamogordo Federal since 1995 and has served as our Vice President since that date.

     Julia A. Eggleston. Ms. Eggleston has been employed by Alamogordo Federal since 1983 and has served as Senior Vice President, Chief Operating Officer and Secretary since 1993.

     Kemmie D. Jeter. Ms. Jeter has been employed by Alamogordo Federal since 1972 and has served as Vice President and head of teller operations since 1998.

     (d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  All of the Insiders are U.S. citizens.

CUSIP NO. 011448 10 7                                         Page 4 of 6 Pages

Item 3.  Source and Amount of Funds or Other Consideration
-----------------------------------------------------------

     On May 1997, the Issuer was formed for the purpose of becoming the stock holding company and sole stockholder of Alamogordo Federal Savings and Loan Association (the "Bank") and the Company was formed for the purpose of becoming the mutual holding company parent and sole stockholder of the Issuer. On May 15, 2000, the Company became the beneficial owner of 918,000 shares of the Issuer's Common Stock, and the Issuer sold 357,000 shares of Common Stock for $10.00 per share in an initial public offering. The Company did not pay additional consideration to the Issuer for the shares it received.

Item 4.  Purpose of Transaction
-------------------------------

     The primary purpose of the Bank's conversion to the capital stock form of organization in 1997 and the establishment of the Issuer, and the Company as the Issuer's sole stockholder, was to establish a structure that will enable the
Bank to compete and expand more effectively in the financial services marketplace. The purpose of the initial public offering completed on May 15, 2000, was to enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Issuer. The public offering gives the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer has publicly sold only a minority of its outstanding shares, the mutual form of ownership, and the Issuer's ability to remain an independent savings bank holding company and to provide community-oriented financial services, is expected to be preserved.

     However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     a. As of May 15, 2000, the Company directly and beneficially owned 918,000 shares of the Issuer's Common Stock, which represented 72.0% of the issued and outstanding shares of Common Stock on such date.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it.

     c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of May 15, 2000, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

 CUSIP NO. 011448 10 7                                       Page 5 of 6 Pages

     e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
---------------------------------------------------------------------------

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     None.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                         AF MUTUAL HOLDING COMPANY



                                     By: /s/ R. Miles Ledgerwood
                                         ---------------------------------------
                                         R. Miles Ledgerwood
                                         President and Chief Executive Officer


Date: May 15, 2000